                                Lynch Corporation
                         140 Greenwich Avenue, 4th Floor
                          Greenwich, Connecticut 06830

                                             November 7, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  LYNCH CORPORATION
          FORM S-2 REGISTRATION STATEMENT
          FILE NO. 333 - 126335

Ladies and Gentlemen:

     We hereby  request that the effective date for the  Registration  Statement referred to above be accelerated so that such Registration Statement will become effective  at 10:00 a.m.  EST on  November  10,  2005 or as soon  thereafter  as practicable.

     We acknowledge that should the Commission or the staff,  acting pursuant to delegated  authority,  declare the filing  effective,  it does not foreclose the
Commission from taking any action with respect to the filing;  the action of the
Commission or the staff,  acting pursuant to delegated  authority,  in declaring the filing effective,  does not relieve the Company from its full responsibility for the adequacy and accuracy of the  disclosure in the filing;  and the Company may not assert staff comments and the declaration of  effectiveness as a defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

                                             Very truly yours,

                                             LYNCH CORPORATION

                                             By: /s/ John C. Ferrara
                                                 -------------------------------
                                                    John C. Ferrara
                                                    President